EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended June 30, 2023 compared to three months ended June 30, 2022

During the three months ended June 30, 2023, Danaos had an average of 68.0 containerships compared to 71.0 containerships during the three months ended June 30, 2022. Our fleet utilization for the three months ended June 30, 2023 was 98.7% compared to 99.9% for the three months ended June 30, 2022.

Operating Revenues

Operating revenues decreased by 3.7%, or $9.4 million, to $241.5 million in the three months ended June 30, 2023 from $250.9 million in the three months ended June 30, 2022.

Operating revenues for the three months ended June 30, 2023 reflected:

●	a $5.5 million increase in revenues in the three months ended June 30, 2023 compared to the three months ended June 30, 2022 mainly as a result of higher charter rates;
●	a $0.3 million increase in revenues in the three months ended June 30, 2023 compared to the three months ended June 30, 2022 due to higher non-cash revenue recognition in accordance with US GAAP;
●	a $5.4 million decrease in revenues in the three months ended June 30, 2023 compared to the three months ended June 30, 2022 due to vessel disposals; and
●	a $9.8 million decrease in revenues in the three months ended June 30, 2023 compared to the three months ended June 30, 2022 due to decreased amortization of assumed time charters.

Voyage Expenses

Voyage expenses decreased by $1.0 million to $8.4 million in the three months ended June 30, 2023 from $9.4 million in the three months ended June 30, 2022 primarily as a result of a decrease in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $1.3 million to $41.9 million in the three months ended June 30, 2023 from $40.6 million in the three months ended June 30, 2022, primarily as a result of an increase in the average daily operating cost for vessels on time charter to $6,970 per vessel per day for the three months ended June 30, 2023 compared to $6,463 per vessel per day for the three months ended June 30, 2022, which was partially offset by a decrease in the average number of vessels in our fleet. The average daily operating cost increased mainly due to increased repair and maintenance expenses. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense decreased by 5.3%, or $1.8 million, to $31.9 million in the three months ended June 30, 2023 from $33.7 million in the three months ended June 30, 2022 mainly due to our recent sale of three vessels.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $1.3 million to $4.5 million in the three months ended June 30, 2023 from $3.2 million in the three months ended June 30, 2022.

General and Administrative Expenses

General and administrative expenses increased by $0.1 million to $7.2 million in the three months ended June 30, 2023, from $7.1 million in the three months ended June 30, 2022.

Interest Expense and Interest Income

Interest expense decreased by 63.4%, or $10.2 million, to $5.9 million in the three months ended June 30, 2023 from $16.1 million in the three months ended June 30, 2022. The decrease in interest expense is a result of:

●	a $5.3 million decrease in interest expense due to a decrease in our average indebtedness by $694.3 million between the two periods. Average indebtedness was $459.9 million in the three months ended June 30, 2023, compared to average indebtedness of $1,154.2 million in the three months ended June 30, 2022. This decrease was partially offset by an increase in our debt service cost by approximately 2.9% as a result of higher interest rates;
●	a $3.0 million decrease in interest expense due to an increase in capitalized interest expense on our vessels under construction in the three months ended June 30, 2023;
●	a $2.6 million decrease in the amortization of deferred finance costs and debt discount; and
●	a $0.7 million reduction of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were fully repaid in May 2022.

As of June 30, 2023, outstanding debt, gross of deferred finance costs, was $424.3 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $885.1 million, which included $300.0 million principal amount of our Senior Notes, and a leaseback obligation of $105.8 million, gross of deferred finance costs, as of June 30, 2022. See “Liquidity and Capital Resources”.

Interest income increased by $3.5 million to $3.6 million in the three months ended June 30, 2023 compared to $0.1 million in the three months ended June 30, 2022 mainly as a result of increased interest rates in the three months ended June 30, 2023.

Gain/(loss) on Investments

We recognized a $6.4 million gain on marketable securities in the three months ended June 30, 2023 on our shareholding interest in Eagle Bulk Shipping Inc. (“Eagle Bulk”) of 1,552,865 shares of common stock. This gain compares to a loss on investments of $168.6 million, which consisted of the change in fair value of our shareholding interest in ZIM recognized in the three months ended June 30, 2022. In September 2022, we sold all of our remaining ordinary shares of ZIM for net proceeds of $161.3 million.

Dividend Income

Dividend income of $16.2 million was recognized on ZIM ordinary shares in the three months ended June 30, 2022 compared to none in the three months ended June 30, 2023.

Gain/(loss) on Debt Extinguishment

A $2.3 million loss on early extinguishment of our leaseback obligations in the three months ended June 30, 2023 compares to a $22.9 million gain related to our early extinguishment of debt in the three months ended June 30, 2022.

Equity Loss on Investments

Equity loss on investments amounting to $0.7 million in the three months ended June 30, 2023 relates to our share of initial expenses of a newly established company, Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses increased by $0.8 million to $1.1 million in the three months ended June 30, 2023 compared to $0.3 million in the three months ended June 30, 2022 mainly due to commitment fees for our recently established revolving credit facility.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended June 30, 2023 and June 30, 2022.

Other Income/(expenses), net

Other income, net was $0.3 million in the three months ended June 30, 2023 compared to other income, net of $0.4 million in the three months ended June 30, 2022.

Income Taxes

Income taxes of $2.3 million in the three months ended June 30, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares compare to no income tax in the three months ended June 30, 2023.

Six months ended June 30, 2023 compared to six months ended June 30, 2022

During the six months ended June 30, 2023, Danaos had an average of 68.2 containerships compared to 71.0 containerships during the six months ended June 30, 2022. Our fleet utilization for the six months ended June 30, 2023 was 97.8% compared to 98.7% for the six months ended June 30, 2022.

Operating Revenues

Operating revenues increased by 0.9%, or $4.2 million, to $485.0 million in the six months ended June 30, 2023 from $480.8 million in the six months ended June 30, 2022.

Operating revenues for the six months ended June 30, 2023 reflect:

●	a $35.9 million increase in revenues in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 mainly as a result of higher charter rates;
●	a $8.7 million decrease in revenues in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to vessel disposals;
●	a $3.0 million decrease in revenues in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to lower non-cash revenue recognition in accordance with US GAAP; and
●	a $20.0 million decrease in revenues in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to decreased amortization of assumed time charters.

Voyage Expenses

Voyage expenses decreased by $0.3 million to $16.3 million in the six months ended June 30, 2023 from $16.6 million in the six months ended June 30, 2022.

Vessel Operating Expenses

Vessel operating expenses increased by $2.8 million to $82.5 million in the six months ended June 30, 2023 from $79.7 million in the six months ended June 30, 2022, primarily as a result of an increase in the average daily operating cost for vessels on time charter to $6,889 per vessel per day for the six months ended June 30, 2023 compared to $6,385 per vessel per day for the six months ended June 30, 2022, which was partially offset by a decrease in the average number of vessels in our fleet. The average daily operating cost increased mainly due to increased repair and maintenance expenses. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense decreased by 5.5%, or $3.7 million, to $63.4 million in the six months ended June 30, 2023 from $67.1 million in the six months ended June 30, 2022 due to our recent sale of three vessels.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $2.4 million to $8.3 million in the six months ended June 30, 2023 from $5.9 million in the six months ended June 30, 2022.

General and Administrative Expenses

General and administrative expenses decreased by $0.5 million to $14.0 million in the six months ended June 30, 2023, from $14.5 million in the six months ended June 30, 2022. The decrease was primarily attributable to decreased management fees due to the recent sale of three vessels.

Gain on Sale of Vessels

In January 2023, we completed the sale of the Amalia C for net proceeds of $4.9 million resulting in a gain of $1.6 million.

Interest Expense and Interest Income

Interest expense decreased by 62.0%, or $20.6 million, to $12.6 million in the six months ended June 30, 2023 from $33.2 million in the six months ended June 30, 2022. The decrease in interest expense is a result of:

●	a $10.9 million decrease in interest expense due to a decrease in our average indebtedness by $771.2 million between the two periods. Average indebtedness was $483.7 million in the six months ended June 30, 2023, compared to average indebtedness of $1,254.9 million in the six months ended June 30, 2022. This decrease was partially offset by an increase in our debt service cost by approximately 2.9% as a result of higher interest rates;
●	a $6.5 million decrease in interest expense due to an increase in capitalized interest expense on our vessels under construction in the six months ended June 30, 2023;
●	a $5.3 million decrease in the amortization of deferred finance costs and debt discount; and
●	a $2.1 million reduction of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were fully repaid in May 2022.

As of June 30, 2023, outstanding debt, gross of deferred finance costs, was $424.3 million, which included $262.8 million principal amount of our Senior Notes. These balances compare to debt of $885.1 million, which included $300.0 million principal amount of our Senior Notes, and a leaseback obligation of $105.8 million, gross of deferred finance costs, as of June 30, 2022.

Interest income increased by $6.2 million to $6.3 million in the six months ended June 30, 2023 compared to $0.1 million in the six months ended June 30, 2022 mainly as a result of increased interest rates in the six months ended June 30, 2023.

Gain/(loss) on Investments

We recognized a $6.4 million gain on marketable securities in the six months ended June 30, 2023 on our shareholding interest in Eagle Bulk of 1,552,865 shares of common stock. This gain compares to a loss on investments of $69.1 million, which consisted of the change in fair value of our shareholding interest in ZIM recognized in the six months ended June 30, 2022. In September 2022, we sold all of our remaining ordinary shares of ZIM for net proceeds of $161.3 million.

Dividend Income

Dividend income of $138.4 million was recognized on ZIM ordinary shares in the six months ended June 30, 2022 compared to none in the six months ended June 30, 2023.

Gain/(loss) on Debt Extinguishment

A $2.3 million loss on early extinguishment of our leaseback obligations in the six months ended June 30, 2023 compares to a $22.9 million gain related to our early extinguishment of debt in the six months ended June 30, 2022

Equity Loss on Investments

Equity loss on investments amounting to $3.3 million in the six months ended June 30, 2023 relates to our share of initial expenses of a newly established company, CTTC, currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses increased by $1.2 million to $2.1 million in the six months ended June 30, 2023 compared to $0.9 million in the six months ended June 30, 2022 mainly due to commitment fees for our recently established revolving credit facility.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $1.8 million in each of the six months ended June 30, 2023 and June 30, 2022.

Other Income/(expenses), net

Other income, net was $0.5 million in the six months ended June 30, 2023 compared to other income, net of $0.9 million in the six months ended June 30, 2022.

Income Taxes

Income taxes of $14.5 million, in the six months ended June 30, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares and compared to no income tax in the six months ended June 30, 2023.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our divested investment in ZIM ordinary shares in 2021 and 2022. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our ten contracted newbuildings and the five capsize bulk carriers we in principle agreed to acquire in July 2023 for $103 million, debt interest payments, servicing our debt obligations, payment of dividends and repurchase of our common stock. Our long-term liquidity needs primarily relate to installment payments for our ten contracted newbuildings and any additional vessel acquisitions in the containership or drybulk sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short-term liquidity (for the next 12 months after the issuance of the condensed consolidated financial statements) and long-term liquidity requirements.

Under our existing multi-year charters as of June 30, 2023, we had $2.5 billion of total contracted cash revenues, or $454.1 million for the remainder of 2023, $797.8 million for 2024 and thereafter $1.3 billion. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. In May 2022, we received a $238.9 million charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of June 30, 2023, we had cash and cash equivalents of $293.3 million. As of June 30, 2023, we had $360.0 million of remaining borrowing availability under a reducing revolving credit facility, the availability under which reduces on a quarterly basis. As of June 30, 2023, we had $424.3 million of outstanding indebtedness (gross of deferred finance costs), including $262.8 million relating to our Senior Notes. As of June 30, 2023, we were obligated to make quarterly fixed amortization payments, totaling $27.5 million to June 30, 2024, related to the long-term bank debt. We are also obligated to make certain payments to our Manager, Danaos Shipping, under our management agreement which has a term through December 31, 2024.

In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in 8 quarterly instalments of $5.0 million, followed by 12 quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. In December 2022, we early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with the $382.5 mil. Revolving Credit Facility with Citibank, out of which nil is drawn down as of June 30, 2023 and with the Alpha Bank $55.25 mil. Facility, which was drawn down in full and under which $51.5 million is outstanding as of June 30, 2023. The Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. We pay a commitment fee at a rate of 0.8% per annum on the undrawn amount of this facility. The Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027.

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels with expected vessels delivery in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels with expected vessels delivery in 2024. On April 28, 2023, we entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2024 and 2025. On June 20, 2023, we entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. The aggregate purchase price of the vessel construction contracts amounts to $834.9 million. The remaining contractual commitments under these vessel construction contracts are analyzed as follows as of June 30, 2023 (in millions of U.S. dollars):

Remainder of 2023	$73.3
2024	365.6
2025	82.4
2026	113.1
Total contractual commitments	$634.4

Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited (“the Manager”) over the construction period starting from steel cutting. Supervision fees totaling $1.1 million were charged by the Manager and capitalized to the vessels under construction in the six months ended June 30, 2023. Interest expense amounting to $5.0 million and $7.2 million was capitalized to the vessels under construction in the year ended December 31, 2022 and in the six months ended June 30, 2023, respectively.

Subsequent to June 30, 2023, we declared a dividend of $0.75 per share of common stock payable on September 1, 2023 to holders of record on August 23, 2023. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. We had repurchased 466,955 shares of our common stock in the open market for $28.6 million as of December 31, 2022. In the six months ended June 30, 2023, we repurchased an additional 597,697 shares for $36.0 million, out of which 3,400 shares valued at $0.2 million remained unsettled as of June 30, 2023. Subsequent to June 30, 2023, we repurchased 15,895 shares of our common stock in the open market for $1.0 million. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

Marketable Securities

In the three months ended June 30, 2023, we acquired marketable securities, comprising 1,552,865 shares of common stock of Eagle Bulk for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). As of June 30, 2023, these marketable securities were fair valued at $74.6 million and we recognized a $6.4 million gain on these marketable securities. Eagle Bulk is listed on the New York Stock Exchange (Ticker: EGLE) and currently owns and operates a fleet of 52 Ultramax and Supramax bulk carriers that aggregate to approximately 3.2 million deadweight tons (“DWT”).

ZIM Equity Securities

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In 2021, we sold 3,000,000 ZIM ordinary shares resulting in net proceeds to us of $120.7 million. In April 2022, we sold 1,500,000 ZIM ordinary shares resulting in net proceeds to us of $85.3 million and we sold our remaining shareholding interest in ZIM of 5,686,950 ordinary shares for $161.3 million in September 2022. For the year ended December 31, 2022 we recognized a $176.4 million loss on these shares. Additionally we recognized dividend income on these shares amounting to $165.4 million gross of withholding taxes of $18.3 million in the year ended December 31, 2022. See Note 6, “Other Current and Non-current Assets” to our condensed consolidated financial statements included in this report.

Investments in Affiliates

In March 2023, we invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents a 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. We use equity method of accounting for this investment. Our share of CTTC’s initial expenses amounted to $3.3 million and is presented under “Equity loss on investments” in the condensed consolidated statement of income in the six months ended June 30, 2023.

Acquisition of Capesize Bulk Carriers

In July 2023, we reached an in principle agreement to acquire 5 Capesize bulk carriers built in 2010 through 2012 that aggregate to 879,306 DWT for a total of $103 million. The agreement is subject to entry into definitive documentation. The vessels are expected to be delivered to us between September and October 2023.

Impact of the war in Ukraine on our Business

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Marioupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

Cash Flows

	Six Months	Six Months
	ended	ended
	June 30, 2023	June 30, 2022

	(In thousands)
Net cash provided by operating activities	$280,606	$620,478
Net cash provided by/(used in) investing activities	$(100,277)	$14,286
Net cash used in financing activities	$(154,666)	$(431,947)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $339.9 million, to $280.6 million provided by operating activities in the six months ended June 30, 2023 compared to $620.5 million provided by operating activities in the six months ended June 30, 2022. The decrease was the result of: (i) $126.6 million in ZIM dividends that were collected during the six months ended June 30, 2022 compared to nil dividends collected from ZIM during the six months ended June 30, 2023 as we no longer held ZIM shares during the latter period, (ii) a $261.4 million decrease in cash operating revenues as a result of the charter revenue prepayment that occurred during the six months ended June 30, 2022, (iii) a $8.7 million decrease in operating revenues due to a decrease in the average number of vessels in our fleet as a result of vessel sales and (iv) a $4.9 million increase in drydocking expenses which were partially offset by: (i) a $35.9 million increase in operating revenues due to higher charter rates, (ii) a $21.0 million decrease in net finance costs and (iii) a $4.8 million improvement in cash operating expenses and working capital between the two periods.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by/(used in) investing activities decreased by $114.6 million, to $100.3 million used in investing activities in the six months ended June 30, 2023 compared to $14.3 million provided by investing activities in the six months ended June 30, 2022. The decrease was due to: (i) $85.3 million in proceeds from the sale of ZIM shares collected during the six months ended June 30, 2022 compared to no such proceeds for the six months ended June 30, 2023 as we no longer held ZIM shares during the latter period, (ii) a $9.1 million decrease in vessel sale proceeds, (iii) a $1.8 million increase in additions to vessel cost and (iv) $74.4 million in net investments during the six months ended June 30, 2023, which include $68.2 million invested in Eagle Bulk Shipping and our investment in Carbon Termination Technologies, which were partially offset by a $56 million decrease in advance payments for vessels under construction between the two periods.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $277.3 million, to $154.7 million used in financing activities in the six months ended June 30, 2023 compared to $432.0 million used in financing activities in the six months ended June 30, 2022 due to (i) a $417.1 million decrease in payments of long-term debt and leaseback obligations, (ii) a $13.2 million decrease in finance costs, (iii) a $3.4 million decrease in payments of accumulated accrued interest and (iv) a $0.7 million decrease in dividend payments on our common stock, which were partially offset by (i) a $127.7 million decrease in proceeds from long-term debt and (ii) a $29.4 million increase in repurchase of common stock in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and commitment fees. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividends received, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and commitment fees, gain/loss on investments, gain/loss on debt extinguishment, gain on sale of vessels and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six Months	Six Months
	ended	ended
	June 30, 2023	June 30, 2022

	(In thousands)
Net income	$293,222	$339,689
Depreciation and amortization of right-of-use assets	63,439	67,112
Amortization of deferred drydocking & special survey costs	8,337	5,922
Amortization of assumed time charters	(12,390)	(32,364)
Amortization of deferred realized losses of cash flow interest rate swaps	1,796	1,796
Amortization of finance costs, debt discount and commitment fees	2,762	6,561
Interest income	(6,319)	(121)
Interest expense	11,342	26,632
Income taxes	—	14,480
EBITDA	362,189	429,707
Loss/(gain) on investments and dividend withholding taxes	(6,438)	54,616
Loss/(gain) on debt extinguishment	2,254	(22,939)
Gain on sale of vessels	(1,639)	—
Stock based compensation	—	248
Adjusted EBITDA	$356,366	$461,632

EBITDA decreased by $67.5 million, to $362.2 million in the six months ended June 30, 2023 from $429.7 million in the six months ended June 30, 2022. This decrease was mainly attributed to (i) $138.4 million in dividends from ZIM (gross of withholding taxes) recognized in the six months ended June 30, 2022, (ii) a $25.2 million decrease in gain on debt extinguishment between the two periods, (iii) a $3.3 million equity loss on investments in the six months ended June 30, 2023 and (iv) a $1.9 million increase in total operating expenses between the two periods, which were partially offset by (i) a $75.5 million change in fair value of investments, (ii) a $24.2 million increase in operating revenues (excluding $20.0 million decrease in amortization of assumed time charters) and (iii) a $1.6 million gain on sale of vessel in the six months ended June 30, 2023 compared to no such gain in the six months ended June 30, 2022.

Adjusted EBITDA decreased by $105.3 million, to $356.3 million in the six months ended June 30, 2023 from $461.6 million in the six months ended June 30, 2022. This decrease was mainly attributed to (i) recognition of a $123.9 million dividend from ZIM (net of withholding taxes) in the six months ended June 30, 2022 compared to none in the six months ended June 30, 2023, (ii) a $2.3 million increase in total operating expenses and (iii) a $3.3 million equity loss on investments in the six months ended June 30, 2023, which were partially offset by a $24.2 million increase in operating revenues (excluding a $20.0 million decrease in amortization of assumed time charters). Adjusted EBITDA for the six months ended June 30, 2023 is adjusted for a $6.4 million change in fair value of investments, a $2.3 million loss on debt extinguishment and a $1.6 million gain on sale of vessel.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, our vessels (as described below). The following summarizes certain terms of our credit facilities and our Senior Notes:

	Outstanding
	Principal
	Amount
Credit Facility	(in millions)(1)	Collateral Vessels
BNP Paribas/Credit Agricole $130.0 mil. Facility	$110.0	The Wide Alpha, the Stephanie C, the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Alpha Bank $55.25 mil. Facility	$51.5	The Bremen and the Kota Santos
Citibank $382.5 mil. Revolving Credit Facility	$—

The Express Berlin, the Express Rome, the Express Athens, the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Pusan C, the Le Havre, the Europe, the America, the CMA CGM Musset, the Racine (ex CMA CGM Racine), the CMA CGM Rabelais, the CMA CGM Nerval, the YM Maturity and the YM Mandate

Senior Notes	$262.8	None
(1)	As of June 30, 2023.

As of June 30, 2023, there was $360.0 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility. As of June 30, 2023, 44 of our vessels were unencumbered. For additional information regarding the credit facilities and related repayment schedule, please refer to Note 4 “Fixed Assets, net & Advances for Vessels under Construction” and Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028.

In December 2022, we repurchased $37.2 million aggregate principal amount of our Senior Notes in a privately negotiated transaction. For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the six months ended June 30, 2023 and 2022.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of June 30, 2023.

●	on an actual basis; and
●	on an as adjusted basis to reflect, in the period from July 1, 2023 to August 4, 2023, the $1.0 million repurchase of 15,895 shares of our common stock.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between July 1, 2023 and August 4, 2023.

	As of June 30, 2023
	Actual	As adjusted

	(US Dollars in thousands)
Debt:
Senior unsecured notes	$262,766	$262,766
BNP Paribas/Credit Agricole $130 mil. Facility	110,000	110,000
Alpha Bank $55.25 mil. Facility	51,500	51,500
Citibank $382.5 mil. Revolving Credit Facility	—	—
Total debt (1)(2)	$424,266	$424,266
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,155,948 shares issued and 19,752,025 shares outstanding actual and 19,736,130 shares outstanding as adjusted	197	197
Additional paid-in capital	712,154	711,111
Accumulated other comprehensive loss	(72,041)	(72,041)
Retained earnings (3)	2,149,172	2,149,172
Total stockholders’ equity	2,789,482	2,788,439
Total capitalization	$3,213,748	$3,212,705
(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2028 ($262.8 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($51.5 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($110.0 million on an actual basis). See Note 4 “Fixed Assets, net and Advances for Vessels under Construction” and Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amount to $7.2 million.
(3)	Does not reflect dividend of $0.75 per share of common stock declared by the Company payable on September 1, 2023 to holders of record as of August 23, 2023.

Our Fleet

The following table describes in detail our fleet deployment profile as of August 3, 2023:

Vessel Details			Charter Arrangements
	Year	Size	Expiration of		Contracted Employment	Charter		Extension Options (4)
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)	Rate (3)		Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918		+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918		+ 3 years	$60,418
Hyundai Smart	2012	13,100	June 2027	HMM	May 2024	$64,918
				Confidential (6)	June 2027	$54,000		+ 3 to 26 months	$54,000
Hyundai Respect	2012	13,100	April 2027	HMM	March 2024	$64,918
				Confidential (6)	April 2027	$54,000		+ 3 to 26 months	$54,000
Hyundai Honour	2012	13,100	March 2027	HMM	February 2024	$64,918
				Confidential (6)	March 2027	$54,000		+ 3 to 26 months	$54,000
Express Rome	2011	10,100	May 2024	Hapag Lloyd	May 2024	$30,000		+ 4 months	$30,000
Express Berlin	2011	10,100	August 2026	Yang Ming	August 2023	$27,750
				Confidential (6)	August 2026	$33,000		+ 4 months	$33,000
Express Athens	2011	10,100	May 2024	Hapag Lloyd	May 2024	$30,000		+ 4 months	$30,000
Le Havre	2006	9,580	June 2028	MSC	August 2023	$23,000
				Confidential (6)	June 2028	$58,500		+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	Confidential (6)	May 2028	$58,500		+ 4 months	$58,500
Bremen	2009	9,012	January 2028	Confidential (6)	January 2028	$56,000		+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	Confidential (6)	January 2028	$56,000		+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026	$47,500		+ 4 months	$47,500
Belita	2006	8,533	July 2026	CMA CGM	July 2026	$45,000		+ 6 months	$45,000
Kota Manzanillo	2005	8,533	February 2026	PIL	February 2026	$47,500		+ 4 months	$47,500
CMA CGM Melisande	2012	8,530	January 2028	CMA CGM	August 2024	$43,000
				Confidential (6)	January 2028	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	CMA CGM	January 2024	$43,000
				Confidential (6)	May 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	CMA CGM	February 2024	$43,000
				Confidential (6)	July 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Bianca	2011	8,530	September 2027	CMA CGM	April 2024	$43,000
				Confidential (6)	September 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	CMA CGM	June 2024	$43,000
				Confidential (6)	November 2027	$34,500		+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	Confidential (6)	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	Confidential (6)	May 2028	$56,000		+ 4 months	$56,000
Kota Santos (ex Phoebe)	2005	8,463	August 2026	PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000		+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (6)	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	Confidential (6)	September 2025	$60,000		+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	Confidential (6)	November 2025	$40,000		+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	Confidential (6)	January 2026	$40,000		+ 23 to 25 months	$30,000
Racine (ex CMA CGM Racine)	2010	6,500	April 2026	Confidential (6)	April 2024	$30,000
					April 2026	$32,500		+ 2 months	$32,500
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	January 2024	Hapag Lloyd	January 2024	$21,500		+ 3 months	$21,500
ZIM Savannah	2002	6,402	May 2024	ZIM	May 2024	$36,000		+ 6 months	$36,000
Kota Lima	2002	5,544	November 2024	PIL	November 2024	$39,999		+ 4 months	$39,999
								+ 10 to 14 months	$27,500
								+ 10 to 12 months	$24,000
Suez Canal	2002	5,610	April 2026	Confidential (6)	April 2024	$25,500
					April 2026	$27,500		+ 2 months	$27,500
Wide Alpha	2014	5,466	March 2024	ONE	March 2024	$18,500		+ 3 months	$18,500
Stephanie C	2014	5,466	June 2025	Confidential (6)	June 2025	$55,500		+ 4 months	$55,500
Maersk Euphrates	2014	5,466	April 2024	Maersk	April 2024	$17,500		+ 4 months	$17,500
Wide Hotel	2015	5,466	May 2024	ONE	May 2024	$18,500		+ 3 months	$18,500
Wide India	2015	5,466	November 2025	Confidential (6)	November 2025	$53,500		+ 4 months	$53,500
Wide Juliet	2015	5,466	October 2025	ONE	October 2023	$19,950
				Confidential (6)	October 2025	$24,750		+ 4 months	$24,750
								+ 11 to 13 months	$25,000
								+ 11 to 13 months	$30,000
Rio Grande	2008	4,253	November 2024	OOCL	December 2023	$50,000
					November 2024	$17,000		+ 2 months	$45,000
Paolo (ex ZIM Sao Paolo)	2008	4,253	August 2025	Confidential (6)	August 2023	$20,000

Vessel Details			Charter Arrangements
	Year	Size	Expiration of		Contracted Employment	Charter	Extension Options (4)
Vessel Name	Built	(TEU)	Charter (1)	Charterer	through (2)	Rate (3)	Period	Charter Rate
					August 2025	$24,000	+ 4 months	$24,000
Kingston (ex ZIM Kingston)	2008	4,253	June 2025	Confidential (6)	June 2025	$23,900	+ 2 months	$23,900
ZIM Monaco	2009	4,253	October 2024	Confidential (6)	October 2024	$53,000	+ 6 months	$53,000
Dalian	2009	4,253	March 2026	Confidential (6)	March 2026	$48,000	+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	OOCL	November 2023	$50,000
					October 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2024	Confidential (6)	November 2024	$53,000	+ 6 months	$53,000
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	September 2023	Maersk	September 2023	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	May 2025	Confidential (6)	May 2025	$28,000	+2 months	$28,000
Phoenix D	1997	2,200	March 2025	Maersk	March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	November 2023	Confidential (6)	November 2023	$15,000	+ 1 month	$15,000
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250	+ 2 months	$26,250
1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	Bareboat charter rate.
6.	Charterer not disclosed due to confidentiality arrangements.

The specifications of 5 Capesize dry bulk vessels we have in principle agreed to acquire, which remains subject to definitive documentation, and are expected to be delivered to us between September and October 2023 are as follows:

	Year	Capacity
Vessel Name	Built	(DWT)
Bulk Achievement	2011	175,850
Bulk Genius	2012	175,580
Bulk Ingenuity	2011	176,022
Bulk Integrity	2010	175,996
Bulk Peace	2010	175,858

The specifications of our 10 contracted containerships under construction as of August 3, 2023 are as follows:

					Minimum		Extension Options(3)
				Expected	Charter	Charter		Charter
Hull Number	Year Built	Size (TEU)	Shipyard	Delivery Period	Duration(1)	rate(2)	Period	Rate(2)
Hull No. C7100-7	2024	7,165	Dalian Shipbuilding	3rd Quarter 2024	3 Years	$36,000	+ 4 months	$36,000
							+ 22 to 26 months	$40,000
Hull No. C7100-8	2024	7,165	Dalian Shipbuilding	4th Quarter 2024	3 Years	$36,000	+ 4 months	$36,000
							+ 22 to 26 months	$40,000
Hull No. HN4009	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4010	2024	8,010	Daehan Shipbuilding	2nd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4011	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. HN4012	2024	8,010	Daehan Shipbuilding	3rd Quarter 2024	3 Years	$42,000	+ 3 months	$42,000
Hull No. CV5900-07	2024	6,014	Qingdao Yangfan Shipbuilding	4th Quarter 2024	—
Hull No. CV5900-08	2025	6,014	Qingdao Yangfan Shipbuilding	2nd Quarter 2025	—
Hull No. YZJ2023-1556	2026	8,258	Jiangsu NewYangzi Shipbuilding	3rd Quarter 2026	—
Hull No. YZJ2023-1557	2026	8,258	Jiangsu NewYangzi Shipbuilding	4th Quarter 2026	—
1.	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	Gross charter rate, which does not include charter commissions.
3.	At the option of the charterer.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 9, 2023.

Charter rates for dry bulk vessels are volatile and may decrease in the future, which may adversely affect our results of operations and financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened and stood at the lows for the year at the end of December 2022, and had declined further in the first half of 2023.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

●	demand for and production of drybulk products;
●	supply of and demand for energy resources and commodities
●	the COVID-19 pandemic and related factors;
●	global and regional economic and political conditions, including weather, natural or other disasters (including the COVID-19 pandemic), armed conflicts (including the Ukraine conflict), terrorist activities and strikes;
●	environmental and other regulatory developments;
●	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;

●	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;
●	natural disaster and weather
●	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and
●	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

●	the size of the newbuilding orderbook;
●	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;
●	availability of financing for new vessels;
●	the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;
●	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;
●	the COVID-19 pandemic and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;
●	port and canal congestion;
●	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;
●	sanctions;
●	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;
●	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
●	our ability to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

The operation of dry bulk vessels entails certain unique operational risks.

The operation of certain ship types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Furthermore, any defects or flaws in the design of a dry bulk vessel may contribute to vessel damage. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events.

Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our dry bulk vessels could harm our reputation as a safe and reliable vessel owner and operator.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include any resurgence of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized and drybulk cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships and drybulk carriers, shipyards constructing our contracted newbuilding vessels, performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, our ability to operate profitably in the drybulk sector, our ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events, including the conflict in Ukraine and related sanctions, or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		June 30,	December 31,
	Notes	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$293,331	$267,668
Accounts receivable, net		8,091	5,635
Inventories		16,022	16,099
Prepaid expenses		2,635	1,312
Due from related parties	14	32,912	34,002
Other current assets	6	134,792	47,805
Total current assets		487,783	372,521
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,245,841 (2022: $1,182,402)	4	2,661,976	2,721,494
Advances for vessels under construction	4	215,786	190,736
Deferred charges, net	5	31,777	25,554
Investments in affiliates	3	937	—
Other non-current assets	6	86,173	89,923
Total non-current assets		2,996,649	3,027,707
Total assets		$3,484,432	$3,400,228

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$17,533	$24,505
Accrued liabilities	7	21,907	21,362
Current portion of long-term debt, net	8	27,500	27,500
Current portion of long-term leaseback obligation, net	4	—	27,469
Unearned revenue		89,912	111,149
Other current liabilities	14	28,220	16,422
Total current liabilities		185,072	228,407

LONG-TERM LIABILITIES
Long-term debt, net	8	389,564	402,440
Long-term leaseback obligation, net of current portion	4	—	44,542
Unearned revenue, net of current portion		82,333	111,564
Other long-term liabilities	14	37,981	52,861
Total long-term liabilities		509,878	611,407
Total liabilities		694,950	839,814

Commitments and Contingencies	10

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of June 30, 2023 and December 31, 2022)	11	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of June 30, 2023 and December 31, 2022. 25,155,948 and 25,155,928 shares issued as of June 30, 2023 and December 31, 2022; and 19,752,025 and 20,349,702 shares outstanding as of June 30, 2023 and December 31, 2022)	11	197	203
Additional paid-in capital		712,154	748,109
Accumulated other comprehensive loss	9	(72,041)	(74,209)
Retained earnings		2,149,172	1,886,311
Total stockholders’ equity		2,789,482	2,560,414
Total liabilities and stockholders’ equity		$3,484,432	$3,400,228

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2023	2022	2023	2022

OPERATING REVENUES	12	$241,479	$250,923	$485,053	$480,824

OPERATING EXPENSES
Voyage expenses	14	(8,399)	(9,443)	(16,282)	(16,632)
Vessel operating expenses		(41,861)	(40,579)	(82,500)	(79,743)
Depreciation and amortization of right-of-use assets		(31,910)	(33,753)	(63,439)	(67,112)
Amortization of deferred drydocking and special survey costs	5	(4,502)	(3,202)	(8,337)	(5,922)
General and administrative expenses	14	(7,192)	(7,136)	(14,037)	(14,527)
Gain on sale of vessels	4	—	—	1,639	—
Income From Operations		147,615	156,810	302,097	296,888

OTHER INCOME (EXPENSES):
Interest income		3,596	120	6,319	121
Interest expense		(5,881)	(16,079)	(12,603)	(33,193)
Gain/(loss) on investments	6	6,438	(168,635)	6,438	(69,096)
Dividend income	6	—	16,208	—	138,386
Gain/(loss) on debt extinguishment	4,8	(2,254)	22,939	(2,254)	22,939
Equity loss on investments	3	(738)	—	(3,326)	—
Other finance expenses		(1,146)	(336)	(2,122)	(941)
Other income/(expenses), net		294	362	469	861
Loss on derivatives	9	(903)	(903)	(1,796)	(1,796)
Total Other Income/(Expenses), net		(594)	(146,324)	(8,875)	57,281

Income before income taxes		147,021	10,486	293,222	354,169
Income taxes	6	—	(2,262)	—	(14,480)
Net Income		$147,021	$8,224	$293,222	$339,689

EARNINGS PER SHARE
Basic earnings per share		$7.32	$0.40	$14.51	$16.42
Diluted earnings per share		$7.32	$0.40	$14.51	$16.40
Basic weighted average number of common shares (in thousands)	13	20,081	20,689	20,214	20,693
Diluted weighted average number of common shares (in thousands)	13	20,081	20,708	20,214	20,712

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2023	2022	2023	2022

Net income for the period		$147,021	$8,224	$293,222	$339,689
Other comprehensive income:
Prior service cost of defined benefit plan		186	—	372	—
Amortization of deferred realized losses on cash flow hedges	9	903	903	1,796	1,796
Total Other Comprehensive Income		1,089	903	2,168	1,796
Comprehensive Income		$148,110	$9,127	$295,390	$341,485

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid‑in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net Income	—	—	—	—	331,465	331,465
Dividends ($0.75 per share)	—	—	—	—	(15,537)	(15,537)
Stock compensation	—	—	124	—	—	124
Net movement in other comprehensive income	—	—	—	893	—	893
As of March 31, 2022	20,717	$207	$770,800	$(70,562)	$1,704,523	$2,404,968
Net Income	—	—	—	—	8,224	8,224
Repurchase of common stock	(178)	(2)	(11,206)	—	—	(11,208)
Dividends ($0.75 per share)	—	—	—	—	(15,538)	(15,538)
Stock compensation	—	—	124	—	—	124
Issuance of common stock	—	—	5	—	—	5
Net movement in other comprehensive income	—	—	—	903	—	903
As of June 30, 2022	20,539	$205	$759,723	$(69,659)	$1,697,209	$2,387,478

	Common Stock			Accumulated
	Number		Additional	other
	of	Par	paid‑in	comprehensive	Retained
	shares	value	capital	loss	earnings	Total
As of December 31, 2022	20,350	$203	$748,109	$(74,209)	$1,886,311	$2,560,414
Net Income	—	—	—	—	146,201	146,201
Dividends ($0.75 per share)	—	—	—	—	(15,262)	(15,262)
Repurchase of common stock	(41)	—	(2,196)	—	—	(2,196)
Issuance of common stock	—	—	1	—	—	1
Net movement in other comprehensive income	—	—	—	1,079	—	1,079
As of March 31, 2023	20,309	$203	$745,914	$(73,130)	$2,017,250	$2,690,237
Net Income	—	—	—	—	147,021	147,021
Dividends ($0.75 per share)	—	—	—	—	(15,099)	(15,099)
Repurchase of common stock	(557)	(6)	(33,760)	—	—	(33,766)
Net movement in other comprehensive income	—	—	—	1,089	—	1,089
As of June 30, 2023	19,752	$197	$712,154	$(72,041)	$2,149,172	$2,789,482

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

		Six months ended
		June 30,
	Notes	2023	2022

Cash Flows from Operating Activities
Net income		$293,222	$339,689

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets		63,439	67,112
Amortization of deferred drydocking and special survey costs		8,337	5,922
Amortization of assumed time charters		(12,390)	(32,364)
Amortization of finance costs		1,261	4,922
Debt discount amortization		—	1,639
Loss/(gain) on investments		(6,438)	69,096
Payments for drydocking and special survey costs deferred		(14,560)	(9,726)
Gain on sale of vessels		(1,639)	—
Loss/(gain) on debt extinguishment		2,254	(22,939)
Equity loss on investments		3,326	—
Prior service cost and periodic cost		886	—
Stock based compensation		—	248
Amortization of deferred realized losses on interest rate swaps		1,796	1,796
(Increase)/Decrease in
Accounts receivable		(2,456)	1,578
Inventories		77	(1,863)
Prepaid expenses		(1,323)	(1,179)
Due from related parties		1,090	(10,243)
Other assets, current and non-current		(12,250)	(30,145)
Increase/(Decrease) in
Accounts payable		(4,836)	(1,061)
Accrued liabilities		1,685	5,902
Unearned revenue, current and long-term		(38,078)	217,882
Other liabilities, current and long-term		(2,797)	14,212
Net Cash provided by Operating Activities		280,606	620,478

Cash Flows from Investing Activities
Vessels additions and advances for vessels under construction		(29,784)	(84,047)
Proceeds/Advances from sale of vessels		3,914	13,000
Proceeds from sale of investments		—	85,333
Investments in affiliates/marketable securities		(74,407)	—
Net Cash provided by/(used in) Investing Activities		(100,277)	14,286

Cash Flows from Financing Activities
Proceeds from long-term debt		—	127,725
Payments of long-term debt		(13,750)	(383,125)
Payments of leaseback obligation		(72,925)	(120,687)
Dividends paid		(30,361)	(31,070)
Repurchase of common stock		(35,738)	(6,325)
Payments of accumulated accrued interest		—	(3,373)
Finance costs		(1,892)	(15,092)
Net Cash used in Financing Activities		(154,666)	(431,947)

Net Increase in cash, cash equivalents and restricted cash		25,663	202,817
Cash, cash equivalents and restricted cash at beginning of period	15	267,668	129,756
Cash, cash equivalents and restricted cash at end of period	15	$293,331	$332,573
Supplemental information: Cash paid for interest, net of amounts capitalized		11,139	27,249

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1     Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (“Danaos” or the “Company”), is the United States Dollar.

Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of June 30, 2023, the condensed consolidated results of operations for the three and six months ended June 30, 2023 and 2022 and the condensed consolidated cash flows for the six months ended June 30, 2023 and 2022. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2022. The results of operations for the three and six months ended June 30, 2023, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1     Basis of Presentation and General Information (Continued)

As of June 30, 2023, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU (1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No.1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine (ex CMA CGM Racine)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C (2)	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C (2)	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Paolo (ex Zim Sao Paolo)	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston (ex Zim Kingston)	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C (3)	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7	2024	7,165
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,165
Teushipper (No. 1) Corp.	March 14, 2022	Hull No. HN4009	2024	8,010
Teushipper (No. 2) Corp.	March 14, 2022	Hull No. HN4010	2024	8,010
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,010
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,010
Boxsail (No. 3) Corp.	March 4, 2022	Hull No. CV5900-07	2024	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Hull No. CV5900-08	2025	6,014
Boxline (No. 1) Corp.	June 7, 2023	Hull No. YZJ2023-1556	2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	Hull No. YZJ2023-1557	2026	8,258
(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1     Basis of Presentation and General Information (Continued)

(2)	The Company completed the sale of the Catherine C and the Leo C in November 2022.
(3)	The Company held the Amalia C for sale as of December 31, 2022 and completed the sale in January 2023.

Impact of the war in Ukraine on the Company’s Business

As disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol (damaged by the war), and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

2     Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 9, 2023. During the six months ended June 30, 2023, there were no significant changes made to the Company’s significant accounting policies.

3     Investments in Affiliates

In March 2023, the Company invested $4.3 million in the common shares of a newly established company Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which represents the Company’s 49% ownership interest. CTTC currently engages in research and development of decarbonization technologies for the shipping industry. Equity method of accounting is used for this investment. The Company’s share of CTTC’s initial expenses amounted to $3.3 million and is presented under “Equity loss on investments” in the condensed consolidated statement of income in the six months ended June 30, 2023.

4     Fixed Assets, net & Advances for Vessels under Construction

On April 1, 2022, the Company entered into contracts, as amended on April 21, 2022, for the construction of four 8,000 TEU container vessels with expected vessels delivery in 2024. On March 11, 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels with expected vessels delivery in 2024. On April 28, 2023, the Company entered into contracts for the construction of two 6,000 TEU container vessels with expected vessels delivery in 2024 and 2025. On June 20, 2023, the Company entered into contracts for the construction of two 8,200 TEU container vessels with expected vessels delivery in 2026. The aggregate purchase price of the vessel construction contracts amounts to $834.9 million. The remaining contractual commitments under vessel construction contracts are analyzed as follows as of June 30, 2023 (in thousands):

Remainder of 2023	$73,300
2024	365,631
2025	82,428
2026	113,040
Total contractual commitments	$634,399

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4     Fixed Assets, net & Advances for Vessels under Construction (Continued)

Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $1.1 million were charged by the Manager and capitalized to the vessels under construction in the six months ended June 30, 2023. Interest expense amounting to $5.0 million was capitalized to the vessels under construction in the year ended December 31, 2022 and $7.2 million in the six months ended June 30, 2023.

On December 23, 2022, the Company entered into an agreement to sell the vessel Amalia C for an aggregate gross consideration of $5.1 million, which was delivered to its buyers in January 2023 resulting in a $1.6 million gain separately presented under “Gain on sale of vessels” in the condensed consolidated statement of income. The vessel was presented as held for sale under “Other current assets” and a $1.0 million advance payment received for sale of the vessel was presented under “Other current liabilities” as of December 31, 2022. On January 17, 2022, the Company entered into agreement to sell its vessels Catherine C and Leo C for aggregate gross consideration of $130.0 million, out of which $13.0 million were advanced by the buyers in January 2022. The vessels were delivered to their buyers in November 2022 resulting in a $37.2 million gain.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $12.4 million and $32.4 million in the six months ended June 30, 2023 and June 30, 2022, respectively and is presented under “Operating revenues” in the condensed consolidated statement of income. The remaining unamortized amount of $13.4 million is presented under “Unearned revenue, current portion” in the condensed consolidated balance sheet as of June 30, 2023 and is expected to be amortized into “Operating revenues” in the next 12 months.

As of June 30, 2023, the Company concluded that events and circumstances triggered the existence of potential impairment for some of the Company’s vessels. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact the current marketplace may have on its future operations. As a result, the Company performed step one of the impairment assessment for some of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each of these vessels to its carrying values. As of June 30, 2023, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of all vessels exceeded the carrying value of the respective vessels.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $484.3 million and $487.3 million as of June 30, 2023 and as of December 31, 2022, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement with Oriental Fleet International Company Limited (“Oriental Fleet”) amounting to $139.1 million with a four years term, at the end of which the Company would reacquire these vessels. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. In January 2023, the Company gave early termination notice to Oriental Fleet and fully repaid its outstanding leaseback obligation related to these two vessels on May 12, 2023. The early termination resulted in a loss of $2.3 million, which is presented under “Loss on debt extinguishment” in the consolidated statement of income.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5     Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and
Special Survey Costs
As of January 1, 2022	$11,801
Additions	29,939
Write-off	(4,016)
Amortization	(12,170)
As of December 31, 2022	25,554
Additions	14,560
Amortization	(8,337)
As of June 30, 2023	$31,777

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6     Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	June 30, 2023	December 31, 2022
Straight-lining of revenue	$39,375	$22,007
Marketable securities	74,600	—
Claims receivable	12,198	15,169
Vessel held for sale	—	3,297
Other assets	8,619	7,332
Total current assets	$134,792	$47,805
Straight-lining of revenue	$79,397	$83,873
Other non-current assets	6,776	6,050
Total non-current assets	$86,173	$89,923

In the three months ended June 30, 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc. consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). As of June 30, 2023, these marketable securities were fair valued at $74.6 million and the Company recognized a $6.4 million gain on these marketable securities reflected under “Gain on investments” in the condensed consolidated statement of income.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6     Other Current and Non-current Assets (Continued)

The Company’s shareholding interest in ZIM of 7,186,950 ordinary shares was fair valued at $423.0 million and presented under “Other current assets” in the condensed consolidated balance sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. In April 2022, the Company sold 1,500,000 ordinary shares of ZIM resulting in net proceeds of $85.3 million. All the remaining shareholding interest of 5,686,950 ordinary shares were sold for $161.3 million in September 2022. For the six months ended June 30, 2022, the Company recognized $69.1 million loss on these shares compared to none in the six months ended June 30, 2023. These gain is reflected under “Loss on investments” in the condensed consolidated statement of income. Additionally, the Company recognized dividend income on these shares amounting to $138.4 million in the six months period ended June 30, 2022 gross of withholding taxes compared to none in the six months ended June 30, 2023. Withholding taxes amounting to $14.5 million were recognized on dividend income under “Income taxes” in the condensed consolidated statement of income in the six months ended June 30, 2022.

7     Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	June 30, 2023	December 31, 2022
Accrued interest	$8,329	$8,267
Accrued dry-docking expenses	2,987	2,332
Accrued expenses	10,591	10,763
Total	$21,907	$21,362

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of June 30, 2023 and December 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8     Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

	Balance as of	Balance as of
Credit Facility	June 30, 2023	December 31, 2022
BNP Paribas/Credit Agricole $130 mil. Facility	$110,000	$120,000
Alpha Bank $55.25 mil. Facility	51,500	55,250
Citibank $382.5 mil. Revolving Credit Facility	—	—
Senior unsecured notes	262,766	262,766
Total long-term debt	$424,266	$438,016
Less: Deferred finance costs, net	(7,202)	(8,076)
Less: Current portion	(27,500)	(27,500)
Total long-term debt net of current portion and deferred finance cost	$389,564	$402,440

In June 2022, the Company drew down $130.0 million of senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in eight quarterly instalments of $5.0 million, twelve quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. The facility bears interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

In the three months ended June 30, 2022, the Company early extinguished certain loan facilities resulting in a total gain on debt extinguishment of $22.9 million, which is separately presented in the consolidated statement of income. In December 2022, the Company early extinguished the remaining $437.75 million of the Citibank/Natwest $815 mil. Facility and replaced it with Citibank of up to $382.5 mil. Revolving Credit Facility, out of which nil is drawn down as of June 30, 2023 and with Alpha Bank $55.25 mil. Facility, which was drawn down in full. Citibank $382.5 mil. Revolving Credit Facility is reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.0% and commitment fee of 0.8% on any undrawn amount and is secured by sixteen of the Company’s vessels. Alpha Bank $55.25 mil. Facility is repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each, together with a balloon payment of $17.75 million at maturity in December 2027. This facility bears interest at SOFR plus a margin of 2.3% and is secured by two of the Company’s vessels.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8    Long-Term Debt, net (Continued)

The Company incurred interest expense amounting to $18.5 million (including interest on leaseback obligations), out of which $7.2 million was capitalized in the six months ended June 30, 2023 compared to $27.4 million of interest expense incurred (including interest on leaseback obligations), out of which $0.7 million was capitalized in the six months ended June 30, 2022. As of June 30, 2023, there was a $360.0 million remaining borrowing availability under the Company’s Citibank $382.5 mil. Revolving Credit Facility. Twenty-four of the Company’s vessels having a net carrying value of $1,556.3 million as of June 30, 2023, were subject to first preferred mortgages as collateral to the Company’s credit facilities other than its senior unsecured notes.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. In December 2022, the Company repurchased $37.2 million aggregate principal amount of its unsecured senior notes in a privately negotiated transaction. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the effective interest method.

The scheduled debt maturities of long-term debt subsequent to June 30, 2023 are as follows (in thousands):

Principal
Payments due by period ended	repayments
June 30, 2024	$27,500
June 30, 2025	15,100
June 30, 2026	15,100
June 30, 2027	82,300
March 2028	284,266
Total long-term debt	$424,266

Alpha Bank $55.25 mil. Facility and Citibank $382.5 mil. Revolving Credit Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and the BNP Paribas/Credit Agricole $130 mil. Facility of 125%. Additionally, these facilities require to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the credit facilities except for senior unsecured notes are collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of June 30, 2023 and December 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9     Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on the NYSE.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $1.8 million was reclassified into earnings for the six months ended June 30, 2023 and 2022, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2023 and December 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9     Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of June 30, 2023		As of December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$293,331	$293,331	$267,668	$267,668
Marketable securities	$74,600	$74,600	$—	$—
Secured long-term debt, including current portion(1)	$161,500	$161,500	$175,250	$175,250
Unsecured long-term debt(1)	$262,766	$263,094	$262,766	$255,868

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of June 30, 2023:

	Fair Value Measurements as of June 30, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Marketable securities	$74,600	$74,600	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of June 30, 2023:

	Fair Value Measurements as of June 30, 2023
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$293,331	$293,331	$—	$—
Secured long-term debt, including current portion(1)	$161,500	$—	$161,500	$—
Unsecured long-term debt(1)	$263,094	$263,094	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2022:

	Fair Value Measurements as of December 31, 2022
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Cash and cash equivalents	$267,668	$267,668	$—	$—
Secured long-term debt, including current portion(1)	$175,250	$—	$175,250	$—
Unsecured long-term debt(1)	$255,868	$255,868	$—	$—
(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $7.2 million and $8.1 million as of June 30, 2023 and December 31, 2022, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

10    Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts as of June 30, 2023, see the Note 4 “Fixed Assets, net & Advances for Vessels under Construction”.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    Stockholders’ Equity

In the six months ended June 30, 2023, the Company declared a dividend of $0.75 per share of common stock in February and May amounting to $30.4 million. In the six months ended June 30, 2022, the Company declared a dividend of $0.75 per share of common stock in February and May amounting to $31.1 million. The Company issued 20 and 56 shares of common stock pursuant to its dividends reinvestment plan in the six months ended June 30, 2023 and June 30, 2022, respectively.

In June 2022, the Company announced a share repurchase program of up to $100 million of the Company’s common stock. The Company had repurchased 466,955 shares of the Company’s common stock in the open market for $28.6 million until December 31, 2022. In the six months ended June 30, 2023, the Company repurchased an additional 597,697 shares for $36.0 million, out of which 3,400 shares valued at $0.2 million remained unsettled as of June 30, 2023.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited and 9,650 restricted shares vested on December 31, 2021. An additional 224 restricted shares were forfeited in the year ended December 31, 2022 and the remaining 19,076 restricted shares vested on December 31, 2022. On December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of nil and $0.2 million were recognized under “General and administrative expenses” in the condensed consolidated statements of income in the six months period ended June 30, 2023 and June 30, 2022, respectively. No restricted stock are issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the six months ended June 30, 2023 and June 30, 2022, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    Lease Arrangements

Charters-out

As of June 30, 2023, the Company generated operating revenues from its 68 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the below table. The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of June 30, 2023 (in thousands):

Remainder of 2023	$454,099
2024	797,810
2025	590,558
2026	409,694
2027	265,290
2028	35,354
Total future rentals	$2,552,805

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	June 30, 2023	June 30, 2022

	(in thousands)
Numerator:
Net income	$147,021	$8,224

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,081	20,689
Effect of dilutive securities:
Diluted effect of non-vested shares	—	19
Diluted weighted average common shares outstanding	20,081	20,708

	Six months ended
	June 30, 2023	June 30, 2022

	(in thousands)
Numerator:
Net income	$293,222	$339,689

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,214	20,693
Effect of dilutive securities:
Diluted effect of non-vested shares	—	19
Diluted weighted average common shares outstanding	20,214	20,712

14    Related Party Transactions

Management fees to the Manager amounted to $10.5 million and $10.9 million in the six months ended June 30, 2023 and 2022, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $5.7 million and $6.3 million in the six months ended June 30, 2023 and 2022, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commission of 0.5% on the contract price of the vessel sold in January 2023 amounted to $25.6 thousand and is presented under “Gain on sale of vessels”. Additionally, supervision fees for vessels under construction totaling $1.1 million were charged by the Manager and capitalized to vessels under construction costs in the six months ended June 30, 2023 and nil in 2022.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $32.9 million and $34.0 million as of June 30, 2023 and December 31, 2022, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. Advances related to a defined benefit executive retirement plan amounting to $6.8 million and presented under “Other current liabilities” as of December 31, 2022 were fully paid in the three months ended March 31, 2023. The remaining defined benefit obligation of $6.8 million and $6.4 million is presented under “Other long-term liabilities” as of June 30, 2023 and December 31, 2022, respectively. The Company recognized prior service cost and periodic cost of this defined benefit executive retirement plan amounting to $0.9 million and nil in the six months ended June 30, 2023 and June 30, 2022, respectively. An amount of nil and $0.1 million as of June 30, 2023 and December 31, 2022, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15    Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of	As of
	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
Cash and cash equivalents	$293,331	$267,668	$319,573	$129,410
Restricted cash, current	—	—	13,000	346
Total	$293,331	$267,668	$332,573	$129,756

The Company was required to maintain cash on retention account as collateral for the then upcoming scheduled debt payments related to the now repaid Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of December 31, 2021. Additionally, the Company received an advance payment for sale of the vessels of $13.0 million, which was held on an escrow account under current assets as of June 30, 2022.

16    Subsequent Events

In July 2023, the Company reached an in principle agreement to acquire 5 Capesize bulk carriers built in 2010 through 2012 that aggregate to 879,306 DWT for a total of $103 million. The agreement is subject to entry into definitive documentation. The vessels are expected to be delivered to the Company between September and October 2023.

The Company has declared a dividend of $0.75 per share of common stock payable on September 1, 2023, to holders of record on August 23, 2023.

Subsequent to June 30, 2023, the Company repurchased 15,895 shares of its common stock in the open market for $1.0 million under its previously announced share repurchase program.